For Ministry Use Only
A l'usage exclusif du ministère

Ontario Corporation Number
Numéro de la compagnie en Ontario

652355

Ontario Ministry of Consumer and Commercial Relations | Ministère de la Consommation et du Commerce

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JULY 24 JUILLET, 1992

Director / Directeur
Business Corporations Act / Loi de sur les compagnies

TRANS CODE
C

Form 3 Business Corporations Act, 1982
Formule numéro 3 Loi de 1982 sur les compagnies

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The present name of the corporation is: / *Dénomination sociale actuelle de la compagnie:*

ARTAGRAPH REPRODUCTION TECHNOLOGY INCORPORATED

2. The name of the corporation is changed to (if applicable): N/A / *Nouvelle dénomination sociale de la compagnie (s'il y a lieu):*

3. Date of incorporation/amalgamation: / *Date de la constitution ou de la fusion:*

24 January, 1986

(Day, Month, Year)
(jour, mois, année)

4. The articles of the corporation are amended as follows: / *Les statuts de la compagnie sont modifiés de la façon suivante:*

The articles of the Corporation be and they are hereby amended to create an unlimited number of another class of shares being designated as Class A Preference Shares and by providing that such Class A Preference Shares shall have attached thereto, the following rights, privileges, restrictions and conditions:

DYE & DURHAM FORM 3 (B.C.A.)

(a) **Definitions**

Where used herein, the following terms shall have the following meanings respectively:

(i) "business day" means in the event there is a published market for the Common Shares, any day upon which such published market is open for trading and in the event there is no such published market, any day upon which the Toronto Stock Exchange is open for trading;

(ii) "Common Shares" shall mean common shares without par value in the capital of the Corporation as such shares are constituted on the day following the date that the articles of amendment are filed to give effect to the creation of the Class A Preference Shares, and shares of any other class resulting from the reclassification or change of such common shares. In the event that by reason of the provisions hereof the Class A Preference Shares shall be convertible into any other shares or other securities or property of the Corporation or of any other corporation any reference to the conversion of the Class A Preference Shares pursuant to paragraph (d) shall be deemed to refer to and include the conversion of the Class A Preference Shares into such other shares, securities or property;

(iii) "Conversion Basis" means at any time shall mean the number of Common Shares of the Corporation into which at such time 1 Class A Preference Share of any particular series shall be convertible in accordance with the provisions of paragraph (d);

(iv) "Directors" means the board of directors of the Corporation;

(v) "market price" of the Common Shares at any date, means an amount equal to the simple average of the closing price of such Common Shares on the published

market for the last 30 trading days on which a board lot sale occurred preceding the date as of which the market price is being determined. Where there is more that one published market for the Common Shares, the market price shall be determined by reference to the market on which the greatest volume of trading in Common Shares occurred during the 15 trading days preceding the date as of which the market price is being determined;

(vi) "published market" means any market on which the Common Shares are traded if the prices at which they have been traded on such market are regularly published in a newspaper or business or financial publication of general and regular paid circulation.

(b) **Issuable in Series**

The Directors may issue the Class A Preference Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the Directors shall fix the number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to attach to the shares of such series;

The Directors may also give to the Class A Preference Shares of each series such other preferences, not inconsistent with these articles, over the Common Shares and any other shares of the corporation ranking junior to such Class A Preference Shares as may be fixed in accordance with this paragraph (b);

(c) **Dividend Rights**

The holders of each series of Class A Preference Shares will be entitled to receive as and when declared by the Directors, preferential, cumulative, dividends at a rate per share equal to

$ U.S. .60 per share per annum payable as follows. In respect of each particular series of Class A Preference Shares, dividends shall be payable quarterly on March 1, June 1, September 1 and December 1 for the period from and including the date on which the first shares of such series are issued to and including the 4th quarterly dividend payment date following such issue (the "Initial Period") and thereafter dividends shall be payable annually on each anniversary of such 4th quarterly payment date. Dividends on the Class A Preference Shares shall accrue from the date of issue and the Directors shall be entitled to declare part of such preferential cumulative dividend for any dividend payment date notwithstanding that such dividend for such dividend payment date may not be declared in full. Cheques of the Corporation payable at par at any branch of the bankers of the Corporation in Canada or the United States of America shall be issued in respect of any such dividends payable in cash (less any tax required to be withheld by the Corporation) and delivery thereof shall satisfy and discharge all liability for such dividend to the extent of the sums represented thereby, unless, such cheques are not paid on due presentation of such cash dividends. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of 2 years from the date on which they were declared to be payable shall be forfeited to the Corporation. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Class A Preference Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by the Directors on which the Corporation shall have sufficient monies properly applicable to the payment of same. The holders of the Class A Preference Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore provided for.

Except for the approval of the holders of all of the Class A Preference Shares then

issued and outstanding, no dividend shall at any time be declared or paid or set apart for payment for or on the Common Shares or any other shares of any class of the Corporation ranking junior to the Class A Preference Shares unless all dividends up to and including the dividend payable on the last preceding dividend payment date on the Class A Preference Shares then issued and outstanding shall have been declared and paid or provided for at the date of such declaration or payment or setting apart for payment.

In declaring dividends, the Directors may at any time following the Initial Period and from time to time thereafter, provide for the payment, in whole or in part, of dividends on the Class A Preference Shares by way of a stock dividend of fully paid and non-assessable Common Shares; provided, however, that holders of Class A Preference Shares shall not be entitled to receive any fractional Common Shares in respect of any such stock dividend but in lieu of any such fractional share shall be entitled to receive a non-voting and non-dividend bearing scrip certificate of the Corporation in respect of any fractional interests resulting from such stock dividend, which scrip certificate, when surrendered to the transfer agent for the Common Shares at any office for the transfer of Common Shares, together with similar scrip certificates representing in the aggregate the right to receive at least one whole Common Share, shall be exchangeable for a share certificate or certificates for the full number of Common Shares called for by all the scrip certificates so surrendered and a new scrip certificate in respect of any remaining fractional interest in a Common Share called for thereby. Such scrip certificate shall become void on such date, not less than 2 years after the date of issuance thereof, as shall be determined by the Directors and stated in such scrip certificate and on such date each such scrip certificate which has become void and the fractional interest represented thereby shall be deemed to have been purchased by the Corporation. Such scrip certificate

shall be in such form and contain such reasonable terms and provisions as the Directors shall at any time or from time to time determine. Any stock dividend paid in Common Shares shall have a value, determined as hereinafter provided, that is substantially equivalent, to the cash amount of such dividend. The value of any Common Shares to be issued pursuant to any such stock dividend shall in the event that there is a published market at the relevant time be determined on the basis of the market price of the Common Shares or in the event there is no such published market, on such other basis as the Directors shall from time to time determine.

(d) **Conversion Rights**

(i) The holders of each series of Class A Preference Shares shall have the right at any time to convert Class A Preference Shares into Common Shares on the Conversion Basis determined by the Directors in respect of such series of Class A Preference Shares until such time as the original Conversion Basis shall be adjusted as hereinafter provided and thereafter on the adjusted Conversion Basis.

(ii) The conversion privilege herein provided for may be exercised by notice in writing given to the transfer agent for the Class A Preference Shares at any office for the transfer of Class A Preference Shares accompanied by the certificate or certificates in question in respect of which the holder thereof desires to exercise such right of conversion. Such notice shall be signed by such holder or his duly authorized attorney and shall specify the number of Class A Preference Shares which the holder desires to have converted. The transfer form in the certificate or certificates in question need not be endorsed, except in the circumstances contemplated by subclause (iv). If less than all the Class A Preference Shares represented by a certificate or certificates

accompanying any such notice are to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Class A Preference Shares comprised in the certificate or certificates surrendered as aforesaid which are not to be converted.

(iii) In the case of any Class A Preference Shares which may be called for redemption, (whether at the instance of the Corporation or the holder) the right of conversion thereof shall, notwithstanding anything herein contained, cease and terminate at the close of business on the last business day preceding the date fixed for redemption; provided, however, that if the Corporation shall fail to redeem such Class A Preference Shares in accordance with the notice of redemption, the right of conversion shall thereupon be restored.

(iv) On any conversion of Class A Preference Shares the share certificates for Common Shares resulting therefrom shall be issued in the name of the registered holder of the Class A Preference Shares converted or in such name or names as such registered holder may direct in writing (either in the notice referred to in subclause (ii) or otherwise), provided that such registered holder shall pay any applicable security transfer taxes; in any such case the transfer form on the back of the certificate in question shall be endorsed by the registered holder of the Class A Preference Shares or his duly authorized attorney, with signature guaranteed in a manner satisfactory to the transfer agent.

(v) Subject as hereinafter provided in this subclause (v), the right of a Class A Preference Shareholder to convert the same into Common Shares shall be deemed to have been exercised, and the registered holders of Class A Preference Shares to be converted (or

any person or persons in whose name or names any such registered holder of Class A Preference Shares shall have directed certificates representing Common Shares to be issued as provided in subclause (iv)) shall be deemed to have become holders of Common Shares of record for all purposes on the respective dates of surrender of certificates representing the Class A Preference Shares to be converted accompanied by notice in writing as provided in subclause (ii) hereof, notwithstanding any delay in the delivery of certificates representing the Common Shares into which such Class A Preference Shares have been converted.

(vi) If and whenever at any time the outstanding Common Shares shall be subdivided, redivided or changed into a greater or consolidated into a lesser number of shares (any such event being herein called a "Common Share Reorganization") the Conversion Basis then in effect shall be adjusted immediately after the effective date or record date at which the holders of Common Shares are determined for purposes of the Common Share Reorganization by multiplying the Conversion Basis in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization and the denominator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization.

(vii) If and whenever at any time there is a capital reorganization of the Corporation not covered by subclause (vi) or a consolidation or merger or amalgamation of the Corporation with or into any other company or body corporate, including by way of sale

whereby all or substantially all of the Corporation's undertaking and assets would become the property of any other company or body corporate, any Class A Preference Shareholder who has not exercised his right of conversion prior to the effective date of such reorganization, consolidation, merger, amalgamation or sale, shall be entitled to receive and shall accept, upon the exercise of such right at any time on the effective date or thereafter, in lieu of the number of Common Shares to which he was theretofore entitled upon conversion, the aggregate number of shares or other securities or property of the Corporation or of the company or body corporate resulting from the capital reorganization, consolidation, merger or amalgamation or to which such sale may be made, as the case may be, that such holder would have been entitled to receive as a result of such capital reorganization, consolidation, merger, amalgamation or sale if, on the effective date thereof, he had been the registered holder of the number of Common Shares to which he was theretofore entitled upon conversion; provided that no such capital reorganization, consolidation, merger, amalgamation or sale shall be carried into effect unless, in the opinion of the Directors, all necessary steps shall have been taken to ensure that the Class A Preference Shareholders shall thereafter be entitled to receive such number of shares or other securities or property of the Corporation or of the company or body corporate resulting from the capital reorganization, consolidation, merger or amalgamation or to which such sale may be made, as the case may be, subject to adjustment thereafter in accordance with provisions similar, as nearly as may be, to those contained in this paragraph (d).

(viii) A Class A Preference Shareholder on the record date for any dividend declared payable on such share will be entitled

to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend, and the registered holder of any Common Share resulting from any conversion shall be entitled to rank equally with the registered holders of all other Common Shares in respect of all dividends declared payable to holders of Common Shares of record on any date after the date of conversion. Subject as aforesaid, no payment or adjustment will be made on account of any dividend, accrued or otherwise, on the Class A Preference Shares converted or the Common Shares from any conversion.

(ix) The Corporation shall not issue fractional shares upon any conversion of Class A Preference Shares. If a fractional interest in a Common Share would, except for the provisions of this clause, be deliverable upon conversion of a Class A Preference Share the Corporation shall issue a non-voting and non-dividend bearing bearer scrip certificate of the Corporation in respect of such fractional interest, which scrip certificate, when surrendered to the transfer agent for the Common Shares at any office for the transfer of Common Shares, together with similar scrip certificates representing in the aggregate the right to receive at least one whole Common Share, shall be exchangeable for a share certificate or certificates for the full number of Common Shares called for by all the scrip certificates so surrendered and a new script certificate in respect of any remaining fractional interest in a Common Share called for thereby. Such scrip certificate shall become void on such date, not less than 2 years after the date of issuance thereof, as shall be determined by the Directors and stated in such scrip certificate and on such date each scrip certificate which has become void and the fractional interest represented thereby shall be

deemed to have been purchased by the Corporation. Such scrip certificate shall be in such form and contain such reasonable terms and provisions as the Directors shall at any time or from time to time determine.

(x) If the Corporation proposes to issue subscription warrants, or other rights to all the holders of its Common Shares to purchase any shares or other securities of the Corporation, or to pay any stock dividend upon its Common Shares or make any distribution (other than cash dividends) to the holders of its Common Shares, the Corporation shall so notify each registered holder of Class A Preference Shares by written notice given (in the manner provided in paragraph (g) of the conditions attaching to the Class A Preference Shares as a class for the giving of notice of redemption) at least 20 days prior to the date fixed by the Corporation as the record date in connection with the issue of such subscription warrants or other rights to purchase shares or other securities, stock dividends or other distribution. Such notice shall set forth the record date fixed as aforesaid and such particulars of such issue of subscription warrants or other rights, stock dividends or other distributions shall have been fixed and determined at the date on which such notice is given.

(e) **Ranking**

The Class A Preference Shares of each series shall rank on a parity with the shares of every other series with respect to dividends and with respect to return of capital in the event of the liquidation, dissolution or winding up of the Corporation;

(f) **Non-Voting**

Except as otherwise provided by law, the holders of Class A Preference Shares as a class shall not be entitled as such to receive notice, to attend or to vote at any

meeting of the shareholders of the Corporation;

(g) **Redemption**

The Corporation shall have the right at its option at any time following 18 months after the date on which the first shares of a particular series are issued and from time to time thereafter to redeem all or any portion of any such series of Class A Preference Shares at a price per share equal to $ U.S. 6.00 together with all accrued and unpaid cumulative dividends thereon (which for purposes hereof shall be calculated as if the dividends were accruing from day to day from the expiration of the last period for which cumulative dividends were paid up to but not including the date of redemption) (the "Redemption Price").

In all cases of redemption, save and except when a holder of Class A Preference Shares has waived notice of redemption either before or after redemption, 30 days' notice (the "Notice of Redemption") shall be given by letter directed to the respective shareholders whose shares are to be redeemed at their respective registered addresses. The Notice of Redemption shall set out:

1. the series of Class A Preference Shares to be redeemed, and if only part of the shares of such series held by the shareholder to whom such notice is addressed are to be redeemed, the number to be redeemed;
2. the Redemption Price;
3. the date on which the redemption is to take place (the "Redemption Date");
4. the place where such shares will be redeemed; and
5. the name and address of the bank or other financial institution, if any, in which unclaimed redemption monies will be deposited.

On or after the Redemption Date, the Corporation shall pay the Redemption Price in respect of each Class A Preference Share being redeemed to the respective holders of the series of shares to be redeemed, on presentation and surrender of the certificate or certificates for such shares, duly endorsed, at the place specified in the Notice of Redemption. The Corporation shall have the right on or after the Redemption Date to deposit any unclaimed redemption monies to a special account in the bank or financial institution named in the Notice of Redemption, to be paid upon presentation and surrender of the share certificate or certificates as have not at the date of such deposit been surrendered by the holders thereof, to or to the order of such holders. Upon the later of the Redemption Date and the date upon which payment of the Redemption Price or deposit of any unclaimed redemption monies as specified above is made in respect of a Class A Preference Share being redeemed, that share shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class A Preference Shares in respect thereof (including the conversion rights set out in paragraph (d)) which rights shall thereupon cease. If a holder has surrendered a certificate or certificates representing a greater number of shares than the shares to be redeemed, the Corporation shall at its own expense issue to such holder a new certificate representing the shares which have not been redeemed.

(h) Retraction

Subject, as hereinafter provided, to applicable law, each holder of Class A Preference Shares shall have the right at its option at any time following the day after the fifth anniversary of the date on which such share was issued and from time to time thereafter to require the Corporation to redeem all or any portion of the Class A Preference Shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at its registered office a share certificate or

certificates representing the Class A Preference Shares which the registered holder desires to have the Corporation redeem together with a request in writing (the "Redemption Request") specifying:

1. the number of Class A Preference Shares the registered holder desires to have redeemed by the Corporation; and

2. the business day (the "Retraction Date") on which the holder desires to have the Corporation redeem such Class A Preference Shares.

Written requests shall specify a Retraction Date which shall be not less than 30 days after the day on which the request in writing is given to the Corporation. Upon receipt of a share certificate or certificates representing the Class A Preference Shares which the registered holder desires to have the Corporation redeem together with such a request, the Corporation shall subject to the provisions of applicable law on the Retraction Date redeem such Class A Preference Shares by paying to such registered holder in respect of each Class A Preference Share to be so redeemed, an amount equal to $ U.S. 5.00 together with all accrued and unpaid cumulative dividends thereon (which for purposes hereof shall be calculated as if the dividends were accruing from day to day from the expiration of the last period for which cumulative dividends were paid up to but not including the date of redemption (the "Retraction Price").

Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers of the Corporation in Canada or the United States of America. The said Class A Preference Shares shall be redeemed on the Retraction Date and from and after the Retraction Date such shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of holders of Class A Preference Shares in respect thereof (provided that with respect to the conversion rights set out in paragraph (d)

the right to exercise such rights shall cease upon delivery to the Corporation by the holder of his Redemption Request) unless payment of the Retraction Price in respect of each Class A Preference Share being redeemed is not made on the Retraction Date, in which event the rights of the holders of the said Class A Preference Shares shall remain unaffected. If a holder has surrendered a certificate or certificates representing a greater number of shares than the shares such holder desires to have the Corporation redeem, the Corporation shall at its own expense issue to such holder a new certificate representing the shares which have not been redeemed.

If, prior to any Retraction Date, the Corporation determines that by reason of the provisions of applicable law, it will be unable to redeem all of the Class A Preference Shares to be so redeemed, the Corporation shall give to the holders of the Class A Preference Shares to be so redeemed a notice which shall include a statement of the maximum number of Class A Preference Shares which it then believes it will be permitted to redeem on the applicable Retraction Date and, provided the Corporation has acted in good faith in making such determination, the Corporation is unable by reason of the provisions of applicable law to redeem all Class A Preference Shares duly presented and surrendered to the Corporation for redemption on any Retraction Date, it will redeem such number thereof as it is then permitted to redeem, which shall be selected as nearly as pro rata (disregarding fractions) in proportion to the total number of Class A Preference Shares so presented and surrendered for redemption by each holder thereof. If all Class A Preference Shares duly presented and surrendered to the Corporation for redemption on any Retraction Date are not redeemed as aforesaid on such date, the Corporation shall continue to hold the Class A Preference Shares not so redeemed and shall, as soon as possible thereafter, give to each holder thereof a notice stating: (i) the number of Class A Preference Shares of such holder then held

by the Corporation; (ii) the intention of the Corporation to redeem that number of Class A Preference Shares presented and surrendered to the Corporation for redemption on the Retraction Date and not theretofore redeemed or withdrawn, as the Corporation is then permitted to redeem; and (iii) the right of such holder to require the Corporation to return to him all or any part of his Shares held by the Corporation, with the result that the obligation of the Corporation to redeem the shares so returned shall cease.

Thereafter, to the extent it is permitted to do so by applicable by law, the Corporation shall redeem such number of the Class A Preference Shares presented and surrendered to the Corporation for redemption, and not theretofore redeemed or withdrawn, as the Directors determine the Corporation is permitted to redeem, until all such Class A Preference Shares have been so redeemed. Except as otherwise provided herein, a holder of Class A Preference Shares presented and surrendered to the Corporation for redemption on a Retraction Date which are not so redeemed shall continue to be entitled to exercise all of the rights of a shareholder in respect of such Class A Preference Shares and to receive dividends thereon until such shares are redeemed except that, in order to obtain possession of the share certificate or certificates representing such Class A Preference Shares, a holder thereof must give 10 days' prior written notice to the Corporation (given not less than 20 days prior to any dividend payment date) requiring the Corporation to return to him any or all Class A Preference Shares held by the Corporation. Upon receipt of such written notice, the Corporation shall promptly send to such holder a share certificate or share certificates for that number of Class A Preference Shares which such holder has requested the Corporation to return and thereupon the Corporation shall cease to have any obligation to redeem such shares under this clause (h).

(i) **Liquidation, Dissolution or Winding-Up**

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of each series of Class A Preference Shares shall, before any amount shall be paid to or any property or assets of the Corporation distributed among the holders of the common shares of the Corporation or any other shares of the Corporation ranking junior to the Class A Preference Shares, be entitled to receive an amount equal to $ U.S. 5.00 per share together with all accrued and unpaid cumulative dividends thereon (which for such purpose shall be calculated as if dividends were accruing from day to day from the expiration of the last period for which cumulative dividends were paid up to but not including the date of distribution).

(j) **Restrictions on Class Voting**

The holders of Class A Preference Shares and the holders of shares of any series of Class A Preference Shares are not entitled to vote separately as a class or series, as the case may be, upon a proposal to amend the articles to:

(i) increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

(ii) effect an exchange, reclassification or cancellation of the shares of such class or series;

(iii) create a new class or series of shares equal or superior to the shares of such class or series.

5. The amendment has been duly authorized as required by Sections 167 and 169 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément à l'article 167 et, s'il y a lieu, à l'article 169 de la Loi sur les compagnies.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (le cas échéant) de la compagnie ont approuvé la résolution autorisant la modification

3 July, 1992

(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

ARTAGRAPH REPRODUCTION
TECHNOLOGY INCORPORATED

(Name of Corporation)
(Dénomination sociale de la compagnie)

By/Par: [signature]

(Signature) (Description of Office)
(Signature) (Fonction)

Alan D. Litwack - Secretary